Exhibit (a)(5)(A)

Amarin Announces Contractual Reminder of Optional Put to Holders of $15.1 million

Principal Amount of Outstanding 3.50% Exchangeable Senior Notes Due 2032

BEDMINSTER, NJ, and DUBLIN, IRELAND, Dec. 16, 2016 – Amarin Corporation plc (NASDAQ:AMRN) (the “Company”) announced today that it is providing a contractual reminder to holders of the outstanding 3.50% Exchangeable Senior Notes due 2032 (CUSIP Number: 220480 AC1) (the “Notes”) of its wholly owned subsidiary, Corsicanto Designated Activity Co (f/k/a Corsicanto Limited) (the “Issuer”), of which approximately $15.1 million principal amount is outstanding, that they have the right to surrender their Notes for repurchase by the Issuer pursuant to their existing option (the “Optional Put”) under the Indenture governing the Notes, dated as of January 9, 2012. No new option is offered hereunder.

The Optional Put entitles each holder of the Notes to require the Issuer to purchase all or any part of such holder’s Notes on January 19, 2017 (the “Repurchase Date”) for cash at a purchase price (the “Repurchase Price”) equal to 100% of the principal amount of the Notes, plus accrued and unpaid interest thereon up to, but excluding, the Repurchase Date.

The opportunity for each holder of the Notes to exercise the Optional Put commences today at 4:30 p.m., New York City time, and expires at 11:59 p.m., New York City time, on Wednesday, January 18, 2017, which is the business day immediately preceding the Repurchase Date. In order to exercise the Optional Put and receive the Repurchase Price, or withdraw Notes previously surrendered, a holder must follow the procedures set forth in the Optional Put Company Notice, which is being delivered to all registered holders of the Notes.

None of the Company, the Issuer or the Company’s board of directors or employees has made or is making any representation or recommendation as to whether or not any holder should surrender any Notes.

Additional Information

At the Issuer’s request, Wells Fargo Bank, National Association, the Trustee, Paying Agent and Exchange Agent for the Notes, is delivering an Optional Put Company Notice to all registered holders of the Notes. In addition, the Company and the Issuer will file the Optional Put Company Notice with a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission today. Copies of the Optional Put Company Notice and additional information relating to the procedure for the surrender of the Notes may be obtained from Wells Fargo Bank, National Association by calling (917) 260-1593.

About Amarin

Amarin Corporation plc is a biopharmaceutical company focused on the commercialization and development of therapeutics to improve cardiovascular health. Amarin’s product development program leverages its extensive experience in lipid science and the potential therapeutic benefits of polyunsaturated fatty acids. Amarin’s clinical program includes a commitment to an ongoing outcomes study. Vascepa® (icosapent ethyl), Amarin’s first FDA-approved product, is a highly-pure, EPA-only, omega-3 fatty acid product available by prescription. For more information about Vascepa, visit www.vascepa.com. For more information about Amarin, visit www.amarincorp.com.

Availability of Other Information about Amarin

Investors and others should note that we communicate with our investors and the public using our company website (www.amarincorp.com), our investor relations website (http://www.amarincorp.com/investor-splash.html), including but not limited to investor presentations and investor FAQs, Securities and Exchange Commission filings, press releases, public conference calls and webcasts. The information that we post on these channels and websites could be deemed to be material information. As a result, we encourage investors, the media, and others interested in Amarin to review the information that we post on these channels, including our investor relations website, on a regular basis. This list of channels may be updated from time to time on our investor relations website and may include social media channels. The contents of our website or these channels, or any other website that may be accessed from our website or these channels, shall not be deemed incorporated by reference in any filing under the Securities Act of 1933 or under the Securities and Exchange Act of 1934.

Amarin contact information

Investor Relations:

Gene Mack

Amarin Corporation plc

In U.S.: +1 (908) 719-1315

investor.relations@amarincorp.com

Lee M. Stern

Trout Group

In U.S.: +1 (646) 378-2922

lstern@troutgroup.com

Media Inquiries:

Kristie Kuhl

Finn Partners

In U.S.: +1 (212) 583-2791

Kristie.kuhl@finnpartners.com